SHARE PURCHASE AGREEMENT

THIS AGREEMENT (this "**Agreement**") is dated as of October 15th, 2025,

B E T W E E N :

> **CHI MING LAM**, a natural person residing in Hong Kong, a special administrative region of the People's Republic of China
>
> (the "**Seller**")
>
> and
>
> **DL INTERNATIONAL HOLDINGS LIMITED**, an exempted company incorporated in the Cayman Islands
>
> (the "**Buyer**" and, together with the Seller, the "**Parties**")

CONTEXT:

A.   Ming Shing Group Holdings Limited (the "**Corporation**") is a company existing under the laws of the Cayman Islands.

B.   The Seller is the owner of 10,407,000 ordinary shares of the Corporation.

C.   The Seller wants to sell to the Buyer and the Buyer wants to purchase from the Seller 600,000 ordinary shares of the Corporation (the "**Purchased Shares**").

THEREFORE, the Parties agree as follows:

ARTICLE 1
PURCHASE AND SALE

1.1   Agreement of Purchase and Sale

The Seller hereby sells to the Buyer, and the Buyer hereby purchases from the Seller, the Purchased Shares for the sum of USD$1,128,000.00 (the "**Purchase Price**") upon the terms and conditions hereinafter set forth as of the date of this Agreement.

1.2   Closing Arrangements

The completion of the sale of the Purchased Shares will take place on October 15th, 2025 (the "**Closing Date**"), when the Buyer will pay the Purchase Price to the Seller and the Seller and the Buyer shall jointly authorize and direct the Corporation to register the Purchased Shares to or as directed by the Buyer.

1.3   **Closing Documentation**

On the Closing Date the Seller and the Buyer will provide each other with documentation to evidence that the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of each of them.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES

2.1   **Representations and Warranties of the Seller**

The Seller hereby represents and warrants to the Buyer that:

2.1.1   the Seller beneficially owns the Purchased Shares, free and clear of any claim, lien, charge or encumbrance other than those imposed by federal or state securities laws or other applicable laws;

2.1.2   on completion of the transaction contemplated herein, the Buyer will be the beneficial owner of the Purchased Shares and the Purchased Shares will be free and clear of any lien or other advise claim and are not subject to prior sale, transfer, assignment or participation by the Seller or any agreement to assign, convey, transfer of participate, in whole or in part;

2.1.3   the Seller is of sound mind and able mental capacity with the ability to make an informed decision to sell the Purchased Shares and otherwise perform its obligations pursuant to this Agreement;

2.1.4   this Agreement has been duly and validly authorized, executed and delivered by the Seller, and constitutes a legal, valid and binding obligation of the Seller, enforceable against it in accordance with its terms; and

2.1.5   the Seller is not insolvent, has not committed an act of bankruptcy, proposed a compromise or arrangement to its creditors generally, has not had any petition or a receiving order in bankruptcy filed against it, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to have itself declared bankrupt, has not taken any proceeding to have a receiver appointed of any part of her assets, has not had any encumbrancer take possession of any of its property, and has not had any execution or distress become enforceable or become levied upon any of its property.

2.2   **Representations and Warranties of the Buyer**

The Buyer hereby represents and warrants to the Seller:

2.2.1   the Buyer is not controlled by the Seller, the Seller has no beneficial interest in the Buyer, the Buyer is an arms-length third party, and the executed sale was not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**"), is part of a plan or scheme to evade the registration provisions of the U. S. Securities Act.

2.2.2   the Buyer has all requisite corporate power, authority and capacity to purchase the Purchased Shares and otherwise perform its obligations pursuant to this Agreement;

2.2.3   this Agreement has been duly and validly executed and delivered by the Buyer, and constitutes a legal, valid and binding obligation of the Buyer, enforceable against it in accordance with its terms, except (a) as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization and similar Laws affecting creditors' rights generally, if applicable, and (b) as such enforceability may be limited by general principles of equity, regardless of whether asserted in a proceeding in equity or law;

2.2.4   the Buyer represents and warrants that it is purchasing the Purchased Shares for its own account for investment purposes and not with a view toward the sale or distribution of all or any part of the Purchased Shares. No one other than the Buyer has any beneficial interest in the Purchased Shares;

2.2.5   the Buyer has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Purchased Shares and it is able to bear the economic risks of such investment and is able, without impairing its financial condition, to bear the economic risks, and withstand a complete loss of such investment;

2.2.6   the Buyer understands and acknowledges that the Purchased Shares have not been and will not be registered under the U.S. Securities Act, or any state securities laws of any state of the United States, and that the issuance of the Purchased Shares to the Buyer is being made in reliance upon a private placement exemption under the U.S. Securities Act and applicable state securities laws and will be "restricted securities" within the meaning of Rule 144(a)(3) thereunder and may not resold or transferred except pursuant to an available exemption from the registration requirements of the U.S. Securities Act. The Purchased Shares will be required to bear a U.S. restrictive legend to the following effect:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER. HEDGING TRANSACTIONS INVOLVING SUCH SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE U.S. SECURITIES ACT."

ARTICLE 3
GENERAL

3.1   Amendments; No Waivers

This Agreement may be amended or modified only by a written instrument executed by both Parties. No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial waiver or exercise thereof preclude the enforcement of any other right, power or privilege.

3.2   **Governing Law**

This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York. Each Party hereby irrevocably submits to the exclusive jurisdiction of the courts of the State of New York for the purposes of any suit, action or other proceeding arising out of or relating to this Agreement.

3.3   **Entire Agreement**

This Agreement, as well as the agreements and documents referenced or contemplated herein constitute the entire agreement, and supersedes all prior agreements or understandings, among the parties hereto with respect to the subject matter hereof.

3.4   **Severability**

In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal, or unenforceable provision had never been contained herein.

3.5   **Headings**

The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

3.6   **Counterparts**

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and which together shall constitute one and the same Agreement, and may be executed and delivered by facsimile or e-mail and the sending party shall be bound by such signature or execution.

[*Signature Page Follows.*]

IN WITNESS WHEREOF the each of the parties have duly executed this Agreement as of the date first set forth above.


SELLER:


CHI MING LAM

By:_____
Name: Chi Ming Lam
Title: Authorized Signatory


BUYER:


DL INTERNATIONAL HOLDINGS LIMITED

By:_____
Name: Long Wai Lai
Title: Director